SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Duluth Holdings Inc.

(Name of Issuer)

Class B Common Stock, no par value per share
(Title of Class of Securities)

26443V101
(CUSIP Number)

John A. Dickens
Godfrey & Kahn, S.C.
780 North Water Street
Milwaukee, WI  53202
   (414) 273-3500
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 20, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  26443V101

l)

Name of Reporting Person

Stephen L. Schlecht and Marianne M. Schlecht Descendants Trust

2)

Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)

SEC Use Only

4)

Source of Funds

OO

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)

Citizenship or Place of Organization

Wisconsin, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	8,032,962
8)	Shared Voting Power	None
9)	Sole Dispositive Power:	8,032,962
10)	Shared Dispositive Power:	None

11)

Aggregate Amount Beneficially Owned by Each Reporting Person

8,032,962

12)

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13)

Percent of Class Represented by Amount in Row (11)

27.8%1

14)

Type of Reporting Person

OO (trust)

__________________________

[1]

This calculation is based on 28,928,411 shares of Class B common stock, no par value per share (“Common Stock”), of Duluth Holdings Inc., a Wisconsin corporation (the “Issuer”) outstanding as of November 19, 2015 as reported in the Prospectus, filed by the Issuer on November 19, 2015 (the “Prospectus”).

SCHEDULE 13D

CUSIP No.  26443V101

l)

Name of Reporting Person

John A. Dickens

2)

Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)

SEC Use Only

4)

Source of Funds

OO, PF

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)

Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	7,250
8)	Shared Voting Power	8,032,962
9)	Sole Dispositive Power:	7,250
10)	Shared Dispositive Power:	8,032,962

11)

Aggregate Amount Beneficially Owned by Each Reporting Person

8,040,212

12)

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13)

Percent of Class Represented by Amount in Row (11)

27.8%2

14)

Type of Reporting Person

IN

__________________________

[2]	This calculation is based on 28,928,411 shares of Common Stock of the Issuer outstanding as of November 19, 2015 as reported in the Prospectus.

SCHEDULE 13D

CUSIP No.  26443V101

l)

Name of Reporting Person

Thomas W. Wenstrand

2)

Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)

SEC Use Only

4)

Source of Funds

OO

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)

Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	37,380
8)	Shared Voting Power	8,032,962
9)	Sole Dispositive Power:	37,380
10)	Shared Dispositive Power:	8,032,962

11)

Aggregate Amount Beneficially Owned by Each Reporting Person

8,070,342

12)

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13)

Percent of Class Represented by Amount in Row (11)

27.9%3

14)

Type of Reporting Person

IN

__________________________

[3]	This calculation is based on 28,928,411 shares of Common Stock of the Issuer outstanding as of November 19, 2015 as reported in the Prospectus.

Item 1.  Security and Issuer

This Statement on Schedule 13D relates to the shares of Class B common stock, no par value per share (“Common Stock”), of Duluth Holdings Inc., a Wisconsin corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 170 Countryside Drive, Belleville, Wisconsin 53508.

Item 2.  Identity and Background

(a)

This Schedule 13D is being filed by the Stephen L. Schlecht and Marianne M. Schlecht Descendants Trust, a Wisconsin trust (the “Trust”), John A. Dickens and Thomas W. Wenstrand (each a “Trustee,” and together the “Trustees”), as trustees of the Trust (together the “Reporting Persons”).

(b)

The business address of the Reporting Persons, with the exception of Mr. Wenstrand, is Godfrey & Kahn, S.C., 780 N. Water Street, Milwaukee 53202.  The principal address of Mr. Wenstrand is 1702 Oakland Mills Road, Mount Pleasant, Iowa 52641.

(c)

Mr. Dickens is a shareholder of Godfrey & Kahn, S.C.  Mr. Wenstrand is the President and owner of Hawkeye Steel Products Inc.

(d)

None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.

(e)

None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and therefore is not, as a result of any such proceeding subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)

The Trust is organized under the laws of Wisconsin.  Each of the Trustees is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

As of November 20, 2015, the Reporting Persons beneficially owned an aggregate of 8,077,592 shares of Common Stock.  The 8,032,962 shares of Common Stock held by the Trust were acquired by gift.  The 37,380 shares of Common Stock personally held by Mr. Wenstrand were received as a grant from the Issuer.  The 7,250 shares of Common Stock personally held by Mr. Dickens were acquired for an aggregate consideration of $87,000.00.

On November 4, 2015, the Issuer effected a 3,738-for-one forward stock split of all of the Common Stock.

Item 4.  Purpose of Transaction

The Reporting Persons acquired, and presently hold, the shares of Common Stock for investment purposes.

The Reporting Persons, with the exception of Mr. Dickens, have agreed, pursuant to a lock-up agreement (the “Lock-Up Agreement) with the underwriters of the initial public offering of the Issuer’s Common Stock (the “IPO”), which is described in further detail under Item 6. While the Reporting Persons have no present intention to do so, the Reporting Persons may transact in the shares of Common Stock, subject to the Lock-Up Agreement, as applicable.

Item 5.  Interest in Securities of the Issuer

(a) (b)

The beneficial ownership of the Common Stock of each of the Reporting Persons at the date hereof is reflected on that Reporting Person’s cover page.

(c)

Mr. Dickens acquired his shares of Common Stock within the last 60 days.

(d)

No person other than the Reporting Persons has the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described above and in connection with the Issuer’s IPO, the Reporting Persons, with the exception of Mr. Dickens, entered the Lock-Up Agreement, pursuant to which the Reporting Persons agreed that for a period of 180 days after July 24, 2013, they will not, without the prior written consent of William Blair & Company, L.L.C., subject to certain exceptions: (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into, exercisable or exchangeable for or that represent the right to receive Common Stock (including without limitation, Common Stock which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant) whether now owned or hereafter acquired (the “Undersigned’s Securities”); (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Reporting Person’s shares of Common Stock, whether any such transaction described in clause (1) above or this clause (2) is to be settled by delivery of Common Stock or such other securities, in cash or otherwise; (3) make any demand for or exercise any right with respect to, the registration of any Common Stock or any security convertible into or exercisable or exchangeable for Common Stock; or (4) publicly disclose the intention to do any of the foregoing.

Item 7.  Material to Be Filed as Exhibits

Exhibit

A

Joint Filing Agreement dated as of November 24, 2015.

B

Form of Lock-up Agreement executed by the Reporting Persons, with the exception of Mr. Dickens, (incorporated by reference to Exhibit A of Exhibit 1.1 to the Registration Statement on Form S-1 (333-207300) of the Issuer).

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete, and correct.

Dated:  November 24, 2015

Stephen L. Schlecht and Marianne M. Schlecht Descendants Trust

By:  /s/ John A. Dickens

Name:  John A. Dickens

Title:  Co-Trustee

By:  /s/ Thomas W. Wenstrand

Name:  Thomas W. Wenstrand

Title:  Co-Trustee

John A. Dickens

By:  /s/ John A. Dickens

Name:  John A. Dickens

Thomas W. Wenstrand

By:  /s/ Thomas W. Wenstrand

Name:  Thomas W. Wenstrand

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the join filing, along with all other such undersigned, on behalf of the Reporting Persons (as such term is defined in the Schedule 13D) of a statement on Schedule 13D (including amendments thereto) with respect to the Class B common stock, no par value per share, of Duluth Holdings Inc., and that this agreement be included as an Exhibit A to such joint filing.  This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.  The undersigned acknowledge that each shall be responsible for the timely filing of any amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 24th day of November, 2015.

Stephen L. Schlecht and Marianne M. Schlecht Descendants Trust

By:  /s/ John A. Dickens

Name:  John A. Dickens

Title:  Co-Trustee

By:  /s/ Thomas W. Wenstrand

Name:  Thomas W. Wenstrand

Title:  Co-Trustee

John A. Dickens

By:  /s/ John A. Dickens

Name:  John A. Dickens

Thomas W. Wenstrand

By:  /s/ Thomas W. Wenstrand

Name:  Thomas W. Wenstrand

A-1